SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66091

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 16, 2003 (MM/DD/YY) AND ENDING DECEMBER 31,2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE HINA GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2445 FABER PLACE SUITE 101
(No. and Street)

PALO ALTO (City) CALIFORNIA (State) 94030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ELIZABETH YIN 650-331-8785
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHANG ACCOUNTANCY CORP.
(Name – *if individual, state last, first, middle name*)

28 NORTH FIRST STREET #900 (Address) SAN JOSE (City) CALIFORNIA (State) 95113 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHEN, HONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE HINA GROUP, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA AVILA
Commission # 1290163
Notary Public - California
Santa Clara County
My Comm. Expires Jan 11, 2005

Signature

Chairman

Title

Angela Avila

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE HINA GROUP, INC.

(SEC I.D. No. 8-66091)

INDEPENDENT AUDITORS' REPORT
AND
FINANCIAL STATEMENTS
As of December 31, 2003

SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2004
WASH., D.C. 161 SECTION

Filed pursuant to Rule 17a-5(e)(3) under
The Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

<u>CONTENTS</u>

Chang Accountancy Corp.
28 North First Street, Suite 900
San Jose, CA 95113
Tel: 408-998-1688 Fax: 408-998-1689

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
The Hina Group Inc.
Palo Alto, CA

We have audited the accompanying balance sheet of The Hina Group, Inc. (a Californian Corporation) as of December 31, 2003, and related statements of income, stockholders' equity and cash flows for the period from inception (April 15, 2003) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Hina Group Inc. as of December 31, 2003 , and the results of its operations and its cash flows for the initial period then ended in conformity with generally accepted accounting principles in the United States of America.

Chang Accountancy Corp.

San Jose, California
January 26, 2004

THE HINA GROUP, INC.

Balance Sheet

as of December 31, 2003

		2003
Assets		
Current Assets:		
Cash and cash equivalents	$	273,992.42
Receivable from BNI		3,000.00
Prepaid expense		4,098.00
Total current assets		281,090.42
Fixed Assets		
Software		357.18
Funiture and fixture		2,579.08
Equipment		9,131.43
Less: accum. depreciation		(1,652.36)
Total fixed assets		10,415.33
Other Assets		
Organization cost		8,040.00
Start-up cost		20,975.99
Less: accum. amortization		(4,110.59)
Deposit		2,065.50
Total intangible assets		26,970.90
Total assets	$	318,476.65

See Accompanying Audit Report and Notes

THE HINA GROUP, INC.
Balance Sheet
as of December 31, 2003

		2003
Liabilities and Stockholders' Equities		
Current Liabilities:		
Accrued interest	$	558.75
Loan and exchange		4,212.33
Total current liabilities		4,771.08
NonCurrent Liabilities		
Loan from Shareholder		300,000.00
Total noncurrent liabilities		300,000.00
Stockholders' Equities:		
Total shareholders equities		13,705.57
Total liabilities and equities	$	318,476.65

See Accompanying Audit Report and Notes

THE HINA GROUP, INC.
Income Statement
for the period ended at December 31, 2003

		2003
General administrative expense:		
General adminstrative expense	$	246,696.13
Total expense		246,696.13
Income (loss) before other income (loss)		(246,696.13)
Other income and (expense):		
Other income and expense		401.70
Total other income and (expense)		(246,294.43)
Net income (loss)	$	(246,294.43)

THE HINA GROUP, INC.
Stockholders' Eqity
as of December 31, 2003

		2003
Stockholders' Equities		
Common stock	$	150,000.00
Paid in capital		110,000.00
Net income(loss)		(246,294.43)
Total shareholders' equities	$	13,705.57

See Accompanying Audit Report and Notes

THE HINA GROUP, INC.
Statement of Cash Flow
for the period ended December 31, 2003

		2003
Cash flows from operating activities		
Net income	$	(246,294.43)
Adjustment to reconcile net income to net cash		
provided by operating activities		
Depreciation and amortization		5,762.95
(Increase) decrease in other receivable		(3,000.00)
(Increase) decrease in prepaid expense		(4,098.00)
(Increase) decrease in other asset		(2,065.50)
Increase (decrease) in account payable		600.35
Increase (decrease) in other tax payable		558.75
Total adjustment		(2,241.45)
Net cash provided (used) by operating activities		(248,535.88)
Cash flow from financing activities:		
Proceeds from short-term loan		3,611.98
Proceeds from issuance of long-term debts		300,000.00
Proceeds from issuance of common stock		260,000.00
Net cash provided (used) by financing activities		563,611.98
Cash flow from investing activities:		
Cash payment for purchase of property		(41,083.68)
Net cahs provided (used) by investing activities		(41,083.68)
Net increase (decrease) in cash and equivalents		273,992.42
Cash and equivalents, end of year	$	273,992.42

See Accompanying Audit Report and Notes

THE HINA GROUP, INC.

(A wholly owned subsidiary of Hina Group Holdings)
for the year ended December 31, 2003

NOTES TO FINANCIAL STATEMENTS

The Company:

The Hina Group, Inc. (the Company), a California corporation, is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of National Association of Securities Dealers, Inc.. The Company makes private equity investments and advise clients on M&A transactions and private placements, primarily in the China and United States communications and IT industries.

The Company is 100% owned subsidiary of Hina Group Holdings in George Town, The Island of Grand Cayman, Cayman Island. In addition to the Company, Hina Group Holdings is comprised of the following company: Hina Group Beijing. From its formation on April 16, 2003 to December 31, 2003 the Company had no operations other than those relating to organizational matters.

Summary of Significant Accounting Policies:

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing industry practice.

Cash and Cash Equivalents:

The Company defines cash equivalents as all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase. The Company states cash equivalents at cost, which approximates market.

Fair Value of Financial Instruments:

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities approximate fair value due to their short maturity.

Income Taxes:

The Company accounts for income taxes using the liability method. Accordingly, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities, measured at tax rate that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Revenue Recognition:

Revenues are recognized upon service fully provided to customers.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to seven years. Expenditures that extend the useful lives of assets are capitalized and maintenance and repairs are expensed. Gains and losses upon asset disposal are taken into income in the year of disposition.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Regulatory requirements

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities of customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of $263,837 and net capital requirements of $5,000. The percentage of aggregate indebtedness to net capital was 2%.

Related Party Transactions:

The Company is a member of a group of companies owned by or affiliated with Hina Group Holdings. The relationships are as follows:

Related Parties	**Relationship**
Chen, Hong	Shareholder of Hina Group Holdings
Hina Group Holdings – Cayman Island	Shareholder of The Hina Group, Inc.
Hina Group Beijing	Subsidiary of Hina Group Holdings

During 2003, the Company entered into an unsecured loan transaction with Chen, Hong. Interest is calculated annually based on mid-term applicable federal rate, and paid annually. At December 31, 2003, the Company had an unsecured loan of $300,000 and interest payable of $559 to Chen, Hong.

From time to time, and in the normal course of business, the Company and Chen, Hong and Hina Beijing may incur and/or pay certain general and administrative expenses on each other's behalf (hereafter referred to as intercompany "Advances").

The significant transactions with the aforementioned parties are summarized as follows:

		2003
At the end of the year		
Advance from Chen, Hong	$	3,612
Loan from Chen Hong	$	300,000
Interest Payable - Chen Hong	$	559

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
for the year ended December 31, 2003

Property and Equipment:

Property and equipment consist of the following at December 31, 2003:

		2003
Machinery & Equipment	$	9,131
Furniture & Fixture		2,579
Software		357
Total property & equipment		12,068
Less: Accum Depreciation		(1,652)
Total fixed asset (net)	$	10,415

Income Taxes:

The provision for income taxes consists of the following at December 31, 2003:

		2003
Current:		
Federal:	$	-
California State		-
Provision for Income Tax	$	-

As of December 31, 2003, since there was high uncertainty that there will not be sufficient future income to realize deferred tax assets, a valuation allowance is set up equal to deferred tax asset amount.

		Federal		State
State income tax	$	(3,206)	$	-
NOL carryforward		36,591		21,362
Total current deferred tax		33,385		21,362
Valuation allowance		(33,385)		(21,362)
Net current deferred tax	$	-	$	21,362
Noncurrent				
Depreciation	$	38	$	11
Total noncurrrent deferred tax		38		11
Valuation allowance	$	(38)	$	(11)
Net noncurrrent deferred tax		-		-

As of December 31, 2003, the Company had approximately $243,941 net operating losses for federal income tax purpose. For California state income tax purpose, the Company has a net operating loss carryforward of approximately $241,652. The net operating losses will expire through 2023 and 2013, respectively.

Office Lease Term:

Office lease term is 24 months, from April 21, 2003 to April 21, 2005. The rent for the premises equals monthly payment of $2,065, which is approximately $2.25 per square foot per month. The total annual rental payment is $17,222.

Concentration of Credit Risk:

The Company maintains its cash and cash equivalents totaling $273,992 at December 31, 2003, in deposits with Morgan Stanley. The deposit bears the credit risk insurance of SIPC a maximum amount of $500,000 for each bank account.

THE HINA GROUP, INC.
General administratvie expense
for the period ended December 31, 2003

		2003
Amortization	$	4,110.59
Auto expense		8,582.42
Bank charge		293.00
contribution		2,000.00
Conference		240.00
Depreciation		1,652.36
Due and subscription		2,456.39
Insurance		14,982.77
Interest expense		565.25
License & due		1,170.00
Marketing expense		1,095.00
Meal & entertainment		5,124.37
office expense		5,758.60
Outside service		1,465.58
Payroll service		795.47
Payroll expense		132,516.25
Payroll tax		11,040.51
Postage		35.39
Printing and reproduction		285.87
professional fee		2,818.76
Rent		17,222.50
Repair and maintenance		853.31
Telephone		10,250.69
Travel		21,381.05
Total general administrative expense		246,696.13

See Accompanying Audit Report and Notes

THE HINA GROUP, INC.
Other income and expense
For the period ende December 31, 2003

		2003
Other income and expense		
Interest Income	$	401.70
Total other income and expense	$	401.70

See Accompanying Audit Report and Notes